UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

WHITEHORSE FINANCE, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

96524V 106

(CUSIP Number)

Anthony Tamer

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

(305) 379-2322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No.96524V 106

(1)	Names of reporting persons Anthony Tamer
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power (See Item 5) 461,416
	(8)	Shared voting power (See Item 5) 0
	(9)	Sole dispositive power (See Item 5) 461,416
	(10)	Shared dispositive power (See Item 5) 3,976,258

(11)	Aggregate amount beneficially owned by each reporting person 4,437,674(1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (See Item 5) ☐
(13)	Percent of class represented by amount in Row (11) 19.09%
(14)	Type of reporting person (see instructions) IN

(1) Mr. Tamer disclaims beneficial ownership of such shares of Common Stock except to the extent of his direct beneficial ownership thereof, or his pecuniary interest therein.

This Amendment No. 8 (“Amendment No. 8”) supplementally amends the initial Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2012, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 filed with the SEC on February 12, 2016, August 31, 2018, June 19, 2019, June 28, 2019, December 10, 2019, December 13, 2019 and December 26, 2019, respectively (together, “Schedule 13D”), by Mr. Anthony Tamer. This Amendment No. 8 is filed by Mr. Tamer in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 8 relates to the common stock, par value $0.001 per share (the “Common Stock”), of WhiteHorse Finance, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Item 2.	Identity and Background.

(c)	Mr. Tamer is a Co-Founder and Co-Executive Chairman of H.I.G. Capital, LLC (“H.I.G. Capital”). The address of the principal executive offices of each of H.I.G. Capital and the Issuer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Mr. Tamer may be deemed to be the beneficial owner of 4,437,674 shares of Common Stock, representing 19.09% of the total issued and outstanding shares of Common Stock.  All percentages set forth in this statement on Schedule 13D are based upon the 23,243,088 shares of Common Stock issued and outstanding as of February 26, 2024. As set forth below, Mr. Tamer’s beneficial ownership of 4,437,674 shares of Common Stock is comprised of his direct beneficial ownership of 10,977 shares of Common Stock, his indirect beneficial ownership of the 450,439 shares of Common Stock directly owned by THM Selector, LLC and his indirect beneficial ownership of the 3,976,258 aggregate shares of Common Stock held by H.I.G. Bayside Loan Opportunity Fund IV, L.P. (the “Bayside Fund”). Mr. Tamer disclaims beneficial ownership of the 450,439 shares of Common Stock directly owned by THM Selector, LLC except to the extent of his pecuniary interest therein.

On May 29, 2024, the Bayside Fund sold to an institutional investor (the “Purchaser”), pursuant to a sales agreement, dated May 28, 2024 (the “Sales Agreement”), an aggregate of 1,000,000 shares of Common Stock at a price of $12.15 per share in a block. After the sale, the Bayside Fund holds 3,976,258 shares of Common Stock.

Due to his control of H.I.G.-GPII, Inc., which is the manager of the general partner of the Bayside Fund, Mr. Tamer may be viewed as having dispositive power over all of the 3,976,258 shares of Common Stock indirectly owned by the Bayside Fund, although voting rights to the Common Stock have been passed through to the respective members and limited partners of the Bayside Fund. Mr. Tamer disclaims beneficial ownership of shares of Common Stock held by the Bayside Fund, except to the extent of his pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

Sales Agreement

Pursuant to the Sales Agreement, during the period beginning on May 28, 2024 and ending on the date 30 days after May 29, 2024, without the prior written consent of the Purchaser, the Bayside Fund agreed to (i) not directly or indirectly, sell, offer or contract to sell or otherwise dispose of or transfer any of the 1,000,000 shares of Common Stock not sold pursuant to the Sales Agreement, or (ii) enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the 1,000,000 shares of Common Stock whether any such swap or transaction is to be settled by delivery of shares of Common Stock or other securities of the Company, in cash or otherwise.

The summary of the Sales Agreement as described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 2024
Date

/s/ Marco Collazos, Attorney-in-fact for Anthony Tamer
Signature

Anthony Tamer
Name